Exhibit 19.1

MIND Technology, Inc. and its subsidiaries

INSIDER STOCK TRADING POLICY AND PROCEDURES

Approval

By

Board of Directors:

November 1, 2011

Re-Adopted 8-3-2020

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INSIDER STOCK TRADING POLICY AND PROCEDURES

This Insider Stock Trading Policy and Procedures (this “Policy”) provides guidelines to employees, officers and directors of, and consultants and contractors to, MIND Technology, Inc. (the “Company”) with respect to transactions in the Company’s securities. This Policy should be read in conjunction with the Company’s Code of Business Conduct and Ethics.

You should read this Policy carefully, ask questions of Robert P. Capps or Guy M. Malden if you have any, and promptly sign and return the attached Certification acknowledging receipt hereof to:

MIND Technology, Inc.

8141 SH Hwy 75 S PO Box 1175

Huntsville, Texas 77340

Attn: Robert P. Capps or Guy M. Malden

(936) 291-2277

I.          Applicability of Policy

This Policy applies to all transactions in the Company’s securities, including common stock, options to buy or sell common stock and any other securities the Company may issue from time to time, such as preferred stock, warrants and convertible debentures, as well as to derivative securities relating to the Company’s stock, whether or not issued by the Company, such as exchange-traded options. It applies to all officers of the Company, all members of the Company’s Board of Directors, and all employees of, and consultants and contractors to, the Company and its subsidiaries (collectively, “Company Insiders”) who receive or have access to Material Nonpublic Information (as defined below) regarding (1) the Company and (2) any other company with publicly-traded securities, including the Company’s customers, joint-venture or strategic partners, vendors and suppliers (“business partners”). Company Insiders, members of their immediate families, and members of their households are sometimes referred to in this Policy as “Insiders.” This Policy also applies to any person who receives Material Nonpublic Information from any Insider.

Any person who possesses Material Nonpublic Information regarding the Company is an Insider for so long as the information is not publicly known. The Company reserves the right to amend or rescind this Policy or any portion of it at any time and to adopt different policies and procedures at any time. This Policy must be strictly followed.

II.        Background

It is generally illegal for any person, either personally or on behalf of others, to trade in securities on the basis of Material Nonpublic Information. It is also generally illegal to communicate (or “tip”) Material Nonpublic Information to others who may trade in securities on the basis of that information. These illegal activities are commonly referred to as “Insider Trading.”

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III.      Statement of Policy

A.	General Policy

This Policy prohibits you from trading or tipping others who may trade in the securities of the Company when you know Material Nonpublic Information about the Company. You are also prohibited from trading or tipping others who may trade in the securities of another company if you learn Material Nonpublic Information about the other company in connection with your employment or position at the Company.

All Insiders should treat Material Nonpublic Information about the Company’s business partners with the same care required with respect to Material Nonpublic Information related directly to the Company.

B.	Specific Policies

1.

Trading on Material Nonpublic Information. Except as otherwise provided by this Policy, no Insider shall engage in any transaction involving a purchase or sale of the Company’s securities, including any offer to purchase or offer to sell, during any period commencing with the date that he or she possesses Material Nonpublic Information concerning the Company, and ending at the beginning of the third Trading Day following the date of public disclosure of that information, or at such time as such nonpublic information is no longer material. As used in this Policy, the term “Trading Day” means a day on which national stock exchanges and the National Association of Securities Dealers, Inc. Automated Quotation System (“Nasdaq”) are open for trading. A “Trading Day” begins at the time trading begins on such day.

2.

Tipping. No Insider shall disclose or tip Material Nonpublic Information to any other person where such information may be used by that person to his or her profit by trading in the securities of companies to which such information relates, nor shall the Insider make recommendations or express opinions on the basis of Material Nonpublic Information as to trading in the Company’s securities. Insiders are not authorized to recommend the purchase or sale of the Company’s securities to any other person regardless of whether the Insider is aware of Material Nonpublic Information.

3.

Confidentiality of Nonpublic Information. Nonpublic information relating to the Company is the property of the Company and the unauthorized disclosure of such information is forbidden. In the event any officer, director or employee of the Company receives any inquiry from outside the Company, such as a stock analyst, for information (particularly financial results and/or projections) that may be Material Nonpublic Information, the inquiry should be referred to the Company’s Chief Financial Officer, who is responsible for coordinating and overseeing the release of such information to the investing public, analysts and others in compliance with applicable federal and state laws and regulations.

4.

Special and Prohibited Transactions. Because the Company believes it is improper and inappropriate for its Insiders to engage in short-term or speculative transactions involving certain securities, it is the Company’s policy that its Insiders may not engage in any of transactions specified below.

a.

Transactions in Company Debt Securities. The Company believes that it is inappropriate for its Insiders to be creditors of the Company due to actual or perceived conflicts of interest that may arise in connection therewith. Therefore, transactions in Company debt securities, whether or not those securities are convertible into Company common stock, are prohibited by this Policy.

b.

Hedging Transactions and Other Transactions Involving Company Derivative Securities. Hedging or monetization transactions can permit an individual to hedge against a decline in stock price, while at the same time eliminating much of the individual’s economic interest in any rise in value of the hedged securities. Because hedging transactions can present the appearance of a bet against the Company, hedging or monetization transactions involving the Company’s securities are completely prohibited, whether or not you are in possession of Material Nonpublic Information. A “short sale,” or sale of securities that the seller does not own at the time of sale or, if owned, that will not be delivered within 20 days of the sale, is an example of a prohibited hedging transaction.

Transactions involving derivative securities, whether or not entered into for hedging or monetization purposes, may also create the appearance of impropriety in the event of any unusual activity in the underlying equity security. Transactions involving Company-based derivative securities are completely prohibited, whether or not you are in possession of Material Nonpublic Information. “Derivative securities” are options, warrants, stock appreciation rights, convertible notes or similar rights whose value is derived from the value of an equity security, such as Company common stock. Transactions in derivative securities include, but are not limited to, trading in Company-based option contracts, transactions in straddles or collars, and writing puts or calls. Transactions in debt that may be convertible into Company common stock would also constitute a transaction in derivative securities prohibited by this Policy. This Policy does not, however, restrict holding, exercising, or settling awards such as options, restricted stock, restricted stock units, or other derivative securities granted under a Company equity incentive plan as described in more detail below under “Exempted Transactions.”

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c.

Short Term Trading. Short-term trading of Company securities may be distracting and may unduly focus the person on the Company's short-term stock market performance instead of the Company’s long-term business objectives. For these reasons, Insiders who purchase Company securities in the open market may not sell any Company securities of the same class during the six months following the purchase (or vice versa).

d.

Standing and Limit Orders. Standing and limit orders (except standing and limit orders under approved Rule 10b5-1 Plans, see Section VI below) should be used only for a very brief period of time. The problem with purchases or sales resulting from standing instructions to a broker is that there is no control over the timing of the transaction. The broker could execute a transaction when the Insider is in possession of Material Nonpublic Information.

5.	Exempted Transactions. This Policy does not apply in the case of the following transactions, except as specifically noted:

a.

Stock Option Exercises. This Policy does not apply to the exercise of an employee stock option acquired pursuant to the Company’s plans, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

b.

Restricted Stock Awards. This Policy does not apply to the vesting of restricted stock, or the exercise of a tax withholding right pursuant to which the Insider elects to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. The Policy does apply, however, to any market sale of restricted stock.

c.	Other Similar Transactions. Any other purchase of Company securities from the Company or sales of Company securities to the Company are not subject to this Policy.

6.

Transactions Not Involving a Purchase or Sale. Bona fide gifts are not transactions subject to this Policy, unless the person making the gift has reason to believe that the recipient intends to sell the Company securities while the officer, employee or director is aware of Material Nonpublic Information, or the person making the gift is subject to the trading restrictions specified below under the heading “Additional Trading Guidelines and Requirements” and the sales by the recipient of the Company securities occur during a blackout period.

Transactions in mutual funds that are invested in Company securities are not transactions subject to this Policy.

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7.

Post-Termination Transactions. The guidelines set forth in this Section III continue to apply to transactions in the Company’s securities even after the Insider has terminated employment or other service relationship with the Company as follows: if the Insider is aware of Material Nonpublic Information when his or her employment or service relationship terminates, the Insider may not trade in the Company’s securities until that information has become public or is no longer material.

8.	No Hardship Waivers. The guidelines set forth in this Section III may not be waived.

IV.      Potential Criminal and Civil Liability and/or Disciplinary Action

A.	Enforcement by the Securities and Exchange Commission

The adverse consequences of Insider trading violations can be staggering and currently include, without limitation, the following:

1.	For individuals who trade on Material Nonpublic Information (or tip information to others):

•	A civil penalty of up to three times the profit gained or loss avoided resulting from the violation;

•	A criminal fine of up to $5.0 million (no matter how small the profit); and/or

•	A jail term of up to 20 years.

2.	If the Company (as well as possibly any supervisory person) fails to take appropriate steps to prevent illegal trading:

•	A civil penalty of up to the greater of $1.425 million or three times the profit gained or loss avoided as a result of the Insider’s violation;

•	A criminal penalty of up to $25.0 million; and/or

•	The civil penalties may extend personal liability to the Company’s directors, officers and other supervisory personnel if they fail to take appropriate steps to prevent Insider trading.

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B.	Possible Disciplinary Actions by the Company

Employees of the Company who violate this Policy also will be subject to disciplinary action by the Company, which may include ineligibility for future participation in the Company’s equity incentive plans or termination of employment.

V.        Additional Trading Guidelines and Requirements

A.	Blackout Period and Trading Window

The period beginning at the close of market on the last day of each fiscal quarter and ending at the beginning of the third Trading Day following the date of public disclosure of the financial results for that quarter is a particularly sensitive period of time for transactions in the Company’s stock from the perspective of compliance with applicable federal and state securities laws. This sensitivity is due to the fact that officers, directors and certain other employees will, during that period, often possess Material Nonpublic Information about the expected financial results for the quarter during that period. Accordingly, this period of time is referred to as a “black-out” period. All directors, executive officers and employees by the Company are prohibited from trading during such period.

To ensure compliance with this Policy and applicable federal and state securities laws, the Company requires that all directors, executive officers and such other identified persons refrain from conducting transactions involving the purchase or sale of the Company’s securities other than during the period (the “trading window”) commencing at the open of market on the third Trading Day following the date of public disclosure of the financial results for a particular fiscal quarter or year and continuing until the close of market on the last day of the second month of the next fiscal quarter. The safest period for trading in the Company’s securities, assuming the absence of Material Nonpublic Information, is probably only the first ten days of the trading window and trading during that period is recommended. The prohibition against trading during the blackout period encompasses the fulfillment of “limit orders” by any broker for a director, executive officer or other identified person, and the brokers with whom any such limit order is placed must be so instructed at the time it is placed.

From time to time, the Company may also prohibit directors, executive officers and employees from trading securities of the Company because of developments known to the Company and not yet disclosed to the public. In such event, such persons may not engage in any transaction involving the purchase or sale of the Company’s securities during such period and should not disclose to others the fact of such suspension of trading.

It should be noted that even during the trading window, any person possessing Material Nonpublic Information concerning the Company should not engage in any transactions in the Company’s securities until such information has been known publicly for at least two Trading Days, whether or not the Company has recommended a suspension of trading to that person. Trading in the Company’s securities during the trading window should not be considered a “safe harbor,” and all directors, officers and other persons should use good judgment at all times.

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B.	Preclearance of Trades

The Company has determined that all officers, directors and employees of the Company from time to time must refrain from trading in the Company’s securities, even during the trading window, without first complying with the Company’s “preclearance” process. Each such person should contact Robert P. Capps or Guy M. Malden prior to commencing any trade in the Company’s securities.

C.	Hardship Waivers

The guidelines specified in this Section V may be waived, at the discretion of or Robert P. Capps, if compliance would create severe hardship or prevent an Insider from complying with a court order, as in the case of a divorce settlement. Any exception approved by Robert P. Capps or Guy M. Malden will be reported immediately to the Audit Committee of the Company’s Board of Directors.

VI.      Planned Trading Programs

A.	General

Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) provides an affirmative defense to an allegation that a trade has been made on the basis of Material Nonpublic Information. Under the affirmative defense, Insiders may purchase and sell securities even when aware of Material Nonpublic Information. To meet the requirements of Rule 10b5-1, each of the following elements must be satisfied.

•         The purchase or sale of securities was effected pursuant to a pre-existing plan; and

•         The Insider adopted the plan while unaware of any Material Nonpublic Information.

B.	Requirements

The general requirements of Rule 10b5-1 are as follows:

•

Before becoming aware of Material Nonpublic Information, the Insider must have (1) entered into a binding contract to purchase or sell the Company’s securities, (2) provided instructions to another person to execute the trade for his or her account, or (3) adopted a written plan for trading the Company’s securities (each of which is referred to as a “Rule 10b5-1 Plan”).

•

With respect to the purchase or sale of the Company’s securities, the Rule 10b5-1 Plan either: (1) expressly specified the amount of the securities (whether a specified number of securities or a specified dollar value of securities) to be purchased or sold on a specific date and at a specific price; (2) included a written formula or algorithm, or computer program, for determining the amount of the securities (whether a specified number of securities or a specified dollar value of securities), price and date; or (3) provided an employee or third party who is not aware of Material Nonpublic Information with discretion to purchase or sell the  securities without any subsequent influence from the Insider over how, when or whether to trade.

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•

The purchase or sale that occurred was made pursuant to a written Rule 10b5-1 Plan. The Insider cannot deviate from the plan by altering the amount, the price, or the timing of the purchase or sale of the Company’s securities. Any deviation from, or alteration to, the specifications will render the defense unavailable. Although deviations from a Rule 10b5-1 Plan are not permissible, it is possible for an Insider acting in good faith to modify the plan at a time when the Insider is unaware of any Material Nonpublic Information. In such a situation, a purchase or sale that complies with the modified plan will be treated as a transaction pursuant to a new plan.

•

An Insider cannot enter into a corresponding or hedging transaction, or alter an existing corresponding or hedging position with respect to the securities to be bought or sold under the Rule 10b5-1 Plan.

C.	Additional Guidelines

To help demonstrate that a Rule 10b5-1 Plan was entered into in good faith and not as part of an Insider-trading scheme, the Company has adopted the following guidelines for such plans:

•

Adoption. Since adopting a plan is tantamount to an investment decision, the Rule 10b5-1 Plan may be adopted only during an open Trading Window when both (1) Insider purchases and sales are otherwise permitted under this Policy and (2) the Insider does not possess any Material Nonpublic Information. All Rule 10b5-1 Plans must be pre-cleared in writing in advance of adoption by The Chief Executive Officer, or in the case of a plan adopted by the Chief Executive Officer, by the Chairman of the Board. Insiders are not permitted to have multiple Rule 10b5-1 Plans in operation.

•

Initial Trading. The longer the elapsed time between the adoption of the Rule 10b5-1 Plan and the commencement of trading under such plan, the harder it will be for the Securities and Exchange Commission (“SEC”) to show that the plan was based on Material Nonpublic Information. Accordingly, trades may not be made until (1) the first day that the Trading Window opens after the announcement of the results of the quarter in which the Rule 10b5-1 Plan was adopted, or (2) a waiting period of 30 days has expired after adoption of the plan, whichever is later.

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•

Plan Alterations. The SEC has differentiated between plan deviations and plan modifications. Rule 10b5-1 states that the affirmative defense is not available if the Insider altered or deviated from the Rule 10b5-1 Plan. On the other hand, modifications to Rule 10b5-1 Plans are permitted as long as the Insider, acting in good faith, does not possess Material Nonpublic Information at the time of the modification and meets all of the elements required at the inception of the plan. Although not forbidden by Rule 10b5-1, plan modifications, even if prior to receiving non-public information, create the perception that the Insider is manipulating the plan to benefit from Material Nonpublic Information, which jeopardizes the good faith element and the availability of the affirmative defense. Therefore, to prevent any indication of a lack of good faith, any plan modifications should, at minimum, comply with the requirements set forth above for the adoption of a new plan, including the requirement that trades not be made under the modified plan until (1) the first day that the Trading Window opens after the announcement of the results of the quarter in which the Rule 10b5-1 Plan was modified, or (2) a waiting period of 30 days has expired after modification of the plan, whichever is later. Further, the Insider should avoid frequent modifications of Rule 10b5-1 Plans because this could raise concern about his or her good faith in establishing the plan.

•

Early Plan Terminations. Rule 10b5-1 does not expressly forbid the early termination of a Rule 10b5-1 Plan. However, the SEC has made clear that once a Rule 10b5-1 Plan is terminated, the affirmative defense may not apply to any trades that were made pursuant to that plan if such termination calls into question whether the good faith requirement was met or whether the plan was part of a plan or scheme to evade Rule 10b5-1. The real danger of terminating a plan arises if the Insider promptly engages in market transactions or adopts a new plan. Such behavior could arouse suspicion that the Insider is modifying trading behavior in order to benefit from nonpublic information. Accordingly, it is not advisable for Insiders to terminate Rule 10b5-1 Plans except in unusual circumstances. If a plan is terminated the Company requires that the Insider refrain from engaging in new trades or adopting a new Rule 10b5-1 Plan within 90 days of the termination of a prior plan.

To allow Insiders to terminate Rule 10b5-1 Plans and avoid problems under the federal securities laws, such plans may include the following:

o

a provision expressly stating that the Insider reserves the right to terminate the plan under certain specified conditions (in order to demonstrate that any termination is not inconsistent with the plan’s original terms);

o	a provision specifying that if the Insider terminates the plan and subsequently adopts a new plan, that new plan will not take effect for a period of at least 30 days after its adoption; and/or

o	a provision automatically terminating the plan at some future date, such as a year after adoption.

If an Insider establishes a new Rule 10b5-1 Plan after terminating a prior plan, then all the surrounding facts and circumstances, including the period of time between the cancellation of the old plan and the creation of the new plan, are relevant to a determination of whether the Insider established the new Rule 10b5-1 Plan “in good faith and not as part of a plan or scheme to evade” the prohibitions of Rule 10b5-1.

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•

Transactions Outside the Plan. Trading securities outside of a Rule 10b5-1 Plan should be considered carefully for several reasons: (1) the Rule 10b5-1 affirmative defense will not apply to trades made outside of the plan and (2) buying or selling securities outside a Rule 10b5-1 Plan could be interpreted as a hedging transaction. Hedging transactions with respect to securities bought or sold under the Rule 10b5-1 Plan will nullify the affirmative defense. Further, Insiders should not sell securities that have been designated as Rule 10b5-1 Plan securities because any such sale may be deemed a modification of the plan. If the Insider is subject to the volume limitations of Rule 144, the sale of securities outside the Rule 10b5-1 Plan could effectively reduce the number of shares that could be sold under the plan, which could be deemed an impermissible modification of the plan. Because trading securities outside of a Rule 10b5-1 Plan poses numerous risks, Insiders are discouraged from engaging in securities transactions outside Rule 10b5-1 Plans once they are established.

VII.     Definition of Material Nonpublic Information

A.	What information is “Material?”

It is not possible to define all categories of material information. However, information should be regarded as material if there is a substantial likelihood that it would be considered important to an investor in making an investment decision regarding the purchase or sale of the Company’s securities. Information that is likely to affect the price of a company's securities (either positive or negative) is almost always material.

While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. Examples of such information include:

•	Unpublished financial results (annual, quarterly or otherwise);

•	Unpublished projections of future earnings or losses;

•	Significant regulatory, reimbursement and/or clinical affairs changes or development;

•	News of a pending or proposed merger;

•	News of a significant acquisition or a sale of significant assets;

•	Impending announcements of bankruptcy or financial liquidity problems;

•	Gain or loss of a substantial customer or supplier;

•	Changes in the Company’s distribution or dividend policy;

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•	New product announcements of a significant nature;

•	Significant product defects or modifications;

•	Significant pricing changes;

•	Stock splits;

•	Changes in the Company’s credit ratings;

•	New equity or debt offerings;

•	Significant developments in litigation or regulatory matters; and

•	Changes in senior management.

The above list is for illustration purposes only. If securities transactions become the subject of scrutiny, they will be viewed after-the-fact and with the benefit of hindsight.

Therefore, before engaging in any securities transaction, you should consider carefully how the SEC and others might view your transaction in hindsight and with all of the facts disclosed.

B.	What information is “Nonpublic?”

Nonpublic information is information that has not been previously disclosed to the general public and is otherwise not available to the general public. In order for information to be considered “public,” it must be widely disseminated in a manner making it generally available to the investing public and the investing public must have had time to absorb the information fully. Generally, one should allow two full Trading Days following publication as a reasonable waiting period before information is deemed to be public.

VIII.   Inquiries

Please direct your questions as to any of the matters discussed in this Policy to Robert P. Capps or Guy M. Malden.

* * * * *

This document states a policy of MIND Technology, Inc. and is not intended to be regarded as the rendering of legal advice.

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INSIDER TRADING POLICY

CERTIFICATION

TO MIND TECHNOLOGY, INC.:

I have received a copy of MIND Technology, Inc.’s Insider Trading Policy. I have read and understand the Policy. I agree that I will comply with the policies and procedures set forth in the Policy. I understand and agree that, if I am an employee of MIND Technology, Inc. or one of its subsidiaries or other affiliates, my failure to comply in all respects with MIND Technology, Inc.’s policies, including the Insider Trading Policy, is a legitimate basis for termination for cause of my employment with MIND Technology, Inc. and any subsidiary or other affiliate to which my employment now relates or may in the future relate.

(Signature)

(Type or Print Name)

Date:

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